BYLAWS
OF
SMART CUPS, INC.

ARTICLE I - OFFICES

1.1 **Location of Principal Offices**

The board of directors shall fix the location of the principal executive office of Smart Cups, Inc. (the "Company") at any place in or outside California.

1.2 **Other Offices**

The board of directors may establish other offices at any time and at any place or places where the Company is qualified to do business.

ARTICLE II - SHAREHOLDERS

2.1 **Place of Meetings**

Meetings of shareholders shall be held at any place in or outside California that the board of directors may designate. Without a designation by the board of directors, shareholders' meetings shall be held at the Company's principal executive office.

2.2 **Annual Meeting**

The annual meeting of shareholders shall on such date, time and place, either within or outside the State of California, as may be designated by the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meetings**

Except as provided by applicable law or in the certificate of incorporation, a special meeting of the stockholders may be called at any time by the Chief Executive Officer. If a special meeting is called by the Chief Executive Officer, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted and shall be delivered personally or sent by certified mail, by facsimile or by electronic transmission to the Chairman of the Board, the Vice President or the Secretary of the Company. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty five (35) nor more than sixty (60) days after the receipt of the request. Nothing contained in this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice of Shareholders Meetings**

All notices of meetings of stockholders shall be in writing and shall be given in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner of Giving Notice

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder's address as it appears on the records of the Company. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission in the manner provided in the General Corporation Law of the State of California. An affidavit of the secretary or an assistant secretary or of the transfer agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. Notice is deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of electronic communication.

2.6   Quorum

Except as provided by applicable law or in the certificate of incorporation, the holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7   Adjournment of Meeting

When a meeting is adjourned to another place (if any), date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any) thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8   Organization; Conduct of Business

The Chief Executive Officer shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Company, the secretary of the meeting shall be such person as the chairman of the meeting appoints. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9   Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article II of these Bylaws, subject to the California General Corporations Code ("CGCC") Sections 702-704 relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership. Except as may be required by law or otherwise provided in the certificate of incorporation, (a) each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder, (b) all elections shall be determined by a plurality of the votes cast, and (c) all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 <u>Waiver of Notice or Consent by Absent Shareholders</u>

Whenever notice is required to be given under any provision of the CGCC or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these Bylaws.

2.11 <u>Shareholder Action by Written Consent Without a Meeting</u>

Any action that could be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

2.12 <u>Record Date for Notice and Voting</u>

(a)   In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to take action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be less than ten (10) nor more than sixty (60) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less, provided that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   If the Board of Directors does not so fix a record date:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is delivered to the Company.

(iii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.13 <u>Proxies</u>

Each stockholder entitled to vote at a meeting of stockholders or to take action by written consent without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the Company, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile or electronic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the CGCC.

2.14   Meetings by Telephone or Similar Communications

If authorized by the Board of Directors, in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Company shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Company shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Company.

ARTICLE III - DIRECTORS

3.1   General Powers of Directors

Subject to the provisions of the CGCC and any limitations in the articles of incorporation or these Bylaws relating to action required to be approved by the shareholders, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2   Fixed number of Directors

Upon the adoption of these Bylaws, the number of directors constituting the entire Board of Directors shall be three (3). Thereafter, unless otherwise provided in the certificate of incorporation, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these Bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3   Election, Qualification and Term of Office of Directors

Except as provided in Section 3.4 of these Bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   Resignations and Vacancies

(a)   Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chief Executive Officer, the President or the Secretary of the Company. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

(b) Unless otherwise provided in the certificate of incorporation or these Bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or series may be filled by a majority of the directors elected by such class or series thereof then in office, or by a sole remaining director so elected.

(c) If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the appropriate courts for a decree summarily ordering an election as provided in the CGCC Sections 303 or 304.

(d) If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the court may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of CGCC as far as applicable.

3.5 Place of Meetings; Meetings by Telephone

The Board of Directors of the Company may hold meetings, both regular and special, either within or outside the State of California. Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 Regular Meetings

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 Special Meetings; Notice

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or any two directors. Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile or electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the Company. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission or telephone, it shall be delivered at least twenty four (24) hours before the time of the holding of the meeting.

Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting and need not specify the place of the meeting as long as the meeting is to be held at the principal executive office of the Company. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8　Quorum

A majority of the directors then in office, but in no event less than one-third (1/3) of the total number of authorized directors, shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by applicable law or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors as long as any action taken is approved by at least a majority of the required quorum for that meeting.

3.9　Waiver of Notice

Whenever notice is required to be given under any provision of the CGCC or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

3.10　Board Action by Written Consent Without a Meeting

Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11　Fees and Compensation of Directors

Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Company in any other capacity and receiving compensation therefor.

3.12　Removal of Directors

Unless otherwise restricted by applicable law, by the certificate of incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of the Company are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board of Directors.

3.13   Committees of the Board

The Board of Directors may by resolution appoint committees to be composed of two (2) or more members of the Board of Directors.   The Board of Directors may delegate such powers to these committees as it chooses, except those powers which may not be delegated in accordance with Section 311 of the CGCC. Meetings and actions of committees shall be governed by, and held and taken in accordance with, these Bylaw provisions applicable to meetings and actions of the Board of Directors, with such changes in the context of these Bylaws as are necessary to substitute the committee for the Board of Directors or its members.

ARTICLE IV - OFFICERS

4.1   Officers

The officers of the Company shall be a Chief Executive Officer and/or a President, a Chief Financial Officer and/or a Treasurer, and a Secretary. The Company may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with Section 4.3. Any number of offices may be held by the same person.

4.2   Appointment of Officers

The officers of the Company, except for subordinate officers appointed in accordance with Section 4.3 or 4.5, shall be appointed by the Board of Directors, and each shall serve at the pleasure of the Board, subject to the rights, if any, of an officer under any contract of employment.

4.3   Subordinate Officers

The Board of Directors may appoint, or empower the Chief Executive Officer or the President to appoint, such other officers and agents as the business of the Company may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

4.4.   Removal and Resignation of Officers

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice, and unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5   Vacancies in Office

Any vacancy occurring in any office of the Company shall be filled in the manner prescribed by these Bylaws for regular appointment to that office.

4.6   Chairman of the Board

The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned by the Board of Directors or as may be prescribed by these Bylaws. In the absence or disability of the Chief Executive Officer and President, the Chairman of the Board shall also be the Chief Executive Officer of the Company and shall have the powers and duties prescribed in Section 4.7 of these Bylaws.

4.7 **Chief Executive Officer**

Subject to such powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if any, the Chief Executive Officer of the Company (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and the officers of the Company. The Chief Executive Officer shall preside at all meetings of the stockholders and, in the absence or disability of the Chairman of the Board, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

4.8 **President**

Subject to such powers, if any, as may be given by the Board of Directors to the Chairman of the Board (if any) or the Chief Executive Officer (if any), the President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and other officers of the Company. The President shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. In the absence or disability of the Chief Executive Officer, the President shall perform all the duties of the Chief Executive Officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer.

4.9 **Vice Presidents**

In the absence or disability of the Chief Executive Officer and President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the Chief Executive Officer, President or the Chairman of the Board.

4.10 **Secretary**

The Secretary shall keep or cause to be kept, at the principal executive office of the Company or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal executive office of the Company or at the office of the Company's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the Company, if one is adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws

4.11   Chief Financial Officer (Treasurer)

The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the Company as may be ordered by the Board of Directors, shall render to the Board of Directors, the Chief Executive Officer or the President, upon request, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Company, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws. The Chief Financial Officer may also be referred to as the Treasurer unless a Treasurer has been chosen by the Board of Directors.

4.12   Assistant Secretary

The Assistant Secretary or, if there is more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there is no such determination, then in the order of their election) shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and such other duties and powers as may be prescribed by the Board of Directors or these Bylaws.

4.13   Representation of Shares of Other Corporations

The Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or Assistant Secretary of this Company, or any other person authorized by the Board of Directors or the Chief Executive Officer, the President, the Chief Financial Officer or a Vice President, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares of any other corporation standing in the name of this Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

4.14   Authority and Duties of Officers

In addition to the foregoing authority and duties, all officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors.


ARTICLE V - INDEMNIFICATION


5.1   Indemnification of Directors and Officers

The Company shall, to the maximum extent and in the manner permitted by the CGCC, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. Notwithstanding the preceding sentence, except as otherwise provided in this Article, the corporation shall be required to indemnify a director or officer in connection with a proceeding (or part thereof) commenced by such director or officer only if the commencement of such proceeding (or part thereof) by the director or officer was authorized in the specific case by the Board of Directors of the corporation. For purposes of this Section 5.1 and Section 5.5, a "director" or "officer" of the Company includes any person (a) who is or was a director or officer of the Company, (b) who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation or other enterprise which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

5.2   **Indemnification of Others**

The Company shall have the power, to the maximum extent and in the manner permitted by the CGCC, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 5.2, an "employee" or "agent" of the Company (other than a director or officer) includes any person (a) who is or was an employee or agent of the Company, (b) who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

5.3   **Payment of Expenses in Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 5.1 of these Bylaws or for which indemnification is permitted pursuant to Section 5.2 of these Bylaws, following authorization thereof by the Board of Directors, shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article V.

5.4   **Indemnity Not Exclusive**

The indemnification provided by this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

5.5   **Amendment of Repeal**

Any right to indemnification or to advancement of expenses of any director or officer arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

5.6   **Insurance**

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the CGCC.

5.7   **Conflicts**

No indemnification or advance shall be made under this Article V, except where such

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indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) that it would be inconsistent with a provision of the certificate of incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VI - RECORDS AND REPORTS

6.1   **Maintenance and Inspection of Records**

(a) The Company shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

(b) Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in California or at its principal place of business.

(c) A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class and series of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

(d) The application and requirements of Section 1501 of the CGCC, to the extent applicable, are hereby expressly waived to the fullest extent permitted thereunder.

6.2   **Inspection by Directors**

Any director shall have the right to examine the Company's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director. The District Court residing in Orange County, California is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection or award such other and further relief as the Court may deem just and proper.

ARTICLE VII - GENERAL CORPORATE MATTERS

7.1   Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Company, and only the persons so authorized shall sign or endorse those instruments.

7.2   Execution of Corporate Contracts and Instruments

The Board of Directors, except as otherwise provided by applicable law, the certificate of incorporation or in these Bylaws, may authorize any officers or agents to enter into any contract or execute any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.3   Stock Certificates; Partly Paid Shares

(a) The shares of the Company may be represented by certificates, provided that the Board of Directors of the Company may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Any or all of the signatures on the certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b) The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.4   Special Designation on Certificates

If the Company is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof, and the qualifications, limitations or restrictions of such preferences and/or rights, shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 417 of the CGCC, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.5   Lost Certificates

Except as provided in this Section 7.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time.

The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it that is alleged to have been lost, stolen or destroyed and may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to make an affidavit stating that the certificate has been lost, stolen or destroyed and/or to give the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.6   Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the CGCC shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular and the term "person" includes both a corporation and a natural person.

7.7   Dividends

Subject to any restrictions contained in the CGCC or the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Company's capital stock. The Board of Directors may set apart, out of any of the funds of the Company available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company and meeting contingencies.

7.8   Fiscal Year

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

7.9   Seal

The Company may adopt a corporate seal, which may be altered by the Board of Directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10   Transfer of Stock

Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction in its books.

7.11   Stock Transfer Agreements

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the CGCC.

7.12   Registered Stockholders

The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

7.13   **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these Bylaws, facsimile signatures or electronic signatures of any stockholder, director, or officer of the Company may be used whenever and as authorized by the Board of Directors or a committee thereof.

7.14   **Conflicts with Certificate of Incorporation**

In the event of any conflict between the provisions of the Company's certificate of incorporation and these Bylaws, the provisions of the certificate of incorporation shall govern.


ARTICLE VIII - AMENDMENTS


These Bylaws may be adopted, amended or repealed by the stockholders or, to the extent such power is conferred on the Board of Directors in the Company's certificate of incorporation, by the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal these Bylaws.

CERTIFICATE OF SECRETARY

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Smart Cups, Inc., a California corporation, and that the foregoing Bylaws were adopted as the Bylaws of the Company on February __, 2023, by the Board of Directors of the Company.

Executed on February __, 2023.

_____
Chris Kanik, Secretary